

August 1, 2018

Timothy Boswell
Chief Financial Officer
WillScot Corp
901 S. Bond Street, #600
Baltimore, MD 21231

      Re: WillScot Corp
            Form 10-K for Fiscal Year Ended December 31, 2017
            File No. 001-37552

Dear Mr. Boswell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Consolidated Financial Statements
Note 9 - Goodwill and Intangible Assets, page 83

1.   We note you recorded an impairment charge for all the goodwill allocated to the Modular–Other North America reportable segment in the quarter ended December 31, 2017. Please explain the specific facts and circumstances that resulted in the impairment being recorded in the fourth quarter of 2017 and address the following:

- Tell us if you performed any interim impairment tests between your 2016 and 2017 annual impairment tests. If you did not, explain why not;

- Explain the timing of the impairment in light of the fact that revenue and adjusted EBITDA for this segment appears to have improved during the six months ended December 31, 2017 relative to the six months ended June 30, 2017 and the fact that revenue and adjusted EBITDA for this segment during the year ended December 31,

2017 appears to have met or exceeded the 2017 projections you provided in your Form S-4; and

- We note you perform your annual impairment test as of October 1. Tell us when you began your annual test for 2017 and when this test was completed. Tell us what consideration you gave to disclosing this impairment in any periodic or registration statement filed during that time.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at (202) 551-3708 with any questions.

Division of Corporation Finance
Office of Manufacturing and
Construction